January 14, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Terrence O’Brien, Branch Chief

Re:	Medbox, Inc.

Item 4.02 8-K

Filed December 30, 2014

File No. 0-54928

Dear Mr. O’Brien:

Thank you and Tracie Towner of your office for yesterday’s call with Blase Dillingham (our outside counsel with Manatt, Phelps & Phillips LLP) and me to discuss your letter to Medbox, Inc. (the “Company”) of January 7, 2015 pertaining to the above-referenced filing. At your request this letter will summarize our discussion.

Form 8-K Filed on December 30, 2014:

SEC Comment:

While the amounts of the revenue recognition corrections are not yet known, please provide us with a description of your understanding of the potential magnitude of the errors on previously reported results. For example, provide us with the estimated range of such errors or the maximum potential reduction to revenue and net income expected for each period based on the number of affected customers, the amount of customer deposits and other available information.

Response:

As a result of certain alleged wrongdoing raised by a former employee of the Company, two subpoenas issued to the Company by the SEC and one issued to the Company’s auditor by a federal grand jury, suggesting there may be issues as to the Company’s periodic reports being in compliance with proper revenue recognition requirements, a special committee of the board of directors of the Company directed new management to test the revenue recognition practices of the prior management team incorporated in filings with the Securities and Exchange Commission for the third and fourth quarters of 2013 by reviewing a sampling of customer contracts entered into during that period.

Management’s initial observation was revenue had been recognized too soon on the contracts included in the sample, however the Company’s prior CFO and its auditor (at least initially) supported the approach previously taken for these two quarters. As a result, the special committee engaged the independent accountancy firm we mentioned to you on our call (the ”Advisor”) to prepare a formal written report on revenue recognition for the sample contracts in question. The Advisor concluded that the revenue in question relating to consulting services for which the customers paid an up-front fee should have been recognized on a straight-line basis over the contractual term of the arrangement (for most of the contracts, five years) or the expected period during which those specified services would be performed, whichever is longer. Instead, the Company had immediately recognized all of the up-front payments or amounts receivable as revenue.

Based on the Advisor’s report, the Special Committee and management concluded the financial statements for the quarters ended September 30, 2013 and December 31, 2013 and the first three quarters of the year ending December 31, 2014 should no longer be relied upon and will be restated to correct the errors.

Further, based on the sampling results, the Special Committee and management concluded that a comprehensive review of revenue recognition in prior periods should be undertaken. Management began the process to complete a comprehensive review of revenue recognition for the quarters ended September 30, 2013 and December 31, 2013 and the first three quarters of the year ending December 31, 2014 along with testing of the first half of 2013 and all of 2012 to determine if a comprehensive review of revenue recognition is warranted for the first half of 2013 and 2012 also. The Company has once again engaged the Advisor to assist with the comprehensive review of revenue recognition and the review is on-going as of the date of this response letter. The Advisor has indicated it would be through with its review of all periods for 2012, 2013 and 2014 on or before January 23, 2015. In the meantime, as we further explained in the call due to the differing nature and terms of the contracts in question, and the impact of deferring revenue from earlier periods to later periods, management is not at this time able to reasonably estimate either the range of or the total maximum potential reduction to revenue and net income for the three year period until the comprehensive review is complete.

SEC Comment:

Please tell us when you expect to file amended forms to correct the errors in your financial statements.

Response:

The comprehensive review of revenue recognition is expected to be completed on or about January 23, 2015. We plan to file an amended Form 8-K shortly thereafter to inform investors about the range of adjustments to revenue, net income and customer deposits, if any, for 2012, 2013 and 2014. As you noted on our conference call that timing may slip a little (although we do not expect it to) and if it does we agreed to keep you advised as to our progress.

Revised financial statements and filings will then be audited by our independent accountants. Filing of amended and corrected Forms 10 and 10-Q is planned for late February or early March 2015.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very Truly Yours,

/s/ C. Douglas Mitchell

Chief Financial Officer